Exhibit 12.1

Marathon Oil Corporation

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

TOTAL ENTERPRISE BASIS—Unaudited

 (Dollars in Millions)

	Three Months Ended March 31		Year Ended December 31
	2005	2004	2004	2003	2002	2001	2000

Portion of rentals representing interest	$15	$15	$57	$63	$66	$54	$50

Capitalized interest, including discontinued operations	19	16	48	41	16	27	19

Other interest and fixed charges, including discontinued operations	62	62	279	270	316	349	375

Pretax earnings which would be required to cover preferred stock dividend requirements of parent	—	—	—	—	—	12	12

Combined fixed charges and preferred stock dividends (A)	$96	$93	$384	$374	$398	$442	$456

Earnings-pretax income with applicable adjustments (B).	$671	$520	$2,843	$2,422	$1,446	$3,365	$1,884

Ratio of (B) to (A)	6.99	5.59	7.40	6.48	3.63	7.61	4.12